EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands, except ratios)

	Three Months Ended March 31,
	2013	2012
Earnings:
Net loss(1)	$(5,377)	$(6,208)
Fixed Charges	11,387	406
Interest capitalized	(3,447)	(24)
Amortization of previously capitalized interest	91	—

Total	$2,654	$(5,826)

Fixed Charges:
Interest cost and debt expense	$6,889	$150
Interest capitalized	3,447	24
Interest allocable to rental expense(2)	1,051	232

Total Fixed Charges	11,387	406
Preferred dividends	1,957	—

Total Fixed Charges and Preferred Dividends	$13,344	$406

Ratio of Earnings to Fixed Charges(3)	0.23x	—

Ratio of Earnings to Fixed Charges and Preferred Dividends	0.20x	—

(1)	Includes losses on asset sales and disposals of $0.7 million and $7.0 million during the three months ended March 31, 2013 and 2012, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s net loss for the three months ended March 31, 2012, its earnings were insufficient to cover its fixed charges by $6.2 million.